Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TerraForm Power, Inc. for the registration of Class A common stock, debt securities, preferred stock, warrants, and units, collectively referred to as “securities”, and to the incorporation by reference therein of our reports dated March 15, 2019, with respect to the consolidated financial statements of TerraForm Power, Inc., and the effectiveness of internal control over financial reporting of TerraForm Power, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
October 2, 2019